Prospectus Supplement filed under Rule 424(b)(3)
                                                      Registration No. 333-31436

                              Prospectus Supplement
                               Dated April 4, 2000

         The Proxy Statement/Prospectus dated March 2, 2000 relating to the proposed merger of NFO Worldwide Inc. with a subsidiary of the The Interpublic Group of Companies, Inc. is hereby supplemented to include the following information. NFO Worldwide Inc. and the Interpublic Group of Companies, Inc. have amended certain terms of the agreement and plan of merger between the parties, dated December 20, 1999 (the "Merger Agreement"). The amendment and Press Release dated April 4, 2000 are set forth below.


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                                  AMENDMENT TO
                        THE AGREEMENT AND PLAN OF MERGER
                        AND TO THE STOCK OPTION AGREEMENT
                        ---------------------------------

         THIS AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER AND TO THE STOCK OPTION AGREEMENT (THIS "AMENDMENT"), DATED AS OF APRIL 3, 2000, BY AND BETWEEN THE INTERPUBLIC GROUP OF COMPANIES, INC., A DELAWARE CORPORATION ("PARENT") AND NFO WORLDWIDE, INC., A DELAWARE CORPORATION (THE "COMPANY").

                              W I T N E S S E T H:

         WHEREAS, Parent and the Company are parties to that certain Agreement and Plan of Merger (the "Merger Agreement") and to that certain Stock Option Agreement (the "Option Agreement"), each dated as of December 20, 1999; and

         WHEREAS, pursuant to Section 8.6 of the Merger Agreement and pursuant to the Stock Option Agreement, the parties hereto wish to amend the Merger Agreement and the Stock Option Agreement as provided herein;

         NOW, THEREFORE, IN CONSIDERATION OF THE PREMISES AND THE
REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS HEREIN CONTAINED, THE PARTIES HERETO HEREBY AGREE AS FOLLOWS:

         SECTION 1.1. DEFINITIONS. CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL THE MEANINGS SET FORTH IN THE MERGER AGREEMENT.

         SECTION 2.1. THE PREAMBLE TO THE MERGER AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "AGREEMENT AND PLAN OF MERGER, dated as of December 20, 1999 (as amended by an Amendment, dated April 3, 2000, this "Agreement"), between The Interpublic Group of Companies, Inc., a Delaware corporation ("Parent"), and NFO Worldwide, Inc., a Delaware corporation (the "Company")."

         SECTION 2.2. THE THIRD RECITAL TO THE MERGER AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:



         "WHEREAS, in order to induce Parent to enter into this Agreement, and as a condition to its doing so, the Company is simultaneously entering into a stock option agreement (as amended by an Amendment, dated April 3, 2000, the "Option Agreement) with Parent, pursuant to which the Company is granting Parent an option to purchase shares of Company Common Stock (as hereinafter defined) exercisable under certain circumstances."

         SECTION 2.3. SECTION 2.1(C) OF THE MERGER AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "(c) Conversion of Company Common Stock. Each share of common stock, par value $.01 per share, of the Company ("Company Common Stock) (including the associated Rights (as defined in the Company Rights Agreement referred to in Section 3.2(a)) issued and outstanding immediately prior to the Effective Time (individually, a "Share" and collectively, the "Shares") (other than Shares to be cancelled in accordance with Section 2.1(b)), shall be converted into and be exchangeable for the right to receive a fraction (rounded to the nearest ten thousandth and rounded up in the case of five one-hundred thousandths) of a fully paid and non-assessable share of common stock, par value $.10 per share, of Parent ("Parent Common Stock"), such fraction to be in the ratio provided below (the "Exchange Ratio"). If the Average Parent Stock Price (as hereinafter defined) is:

         (i) greater than $66.70, the Exchange Ratio shall be fixed at .3898;

         (ii) equal to or greater than $47.25 but less than or equal to $66.70, the Exchange Ratio shall be $26.00 divided by the Average Parent Stock Price; or

         (iii) less than $47.25, the Exchange Ratio shall be fixed at .5503;

provided that if the Average Parent Stock Price is less than $44.88 (the "Walk-Away Price"), the Company shall have the right to give telephonic notice to Parent (a "Termination Notice"), followed promptly by written notice, that the Company elects to terminate this Agreement in accordance with Section 8.3(a)(ii) hereof. Any Termination Notice shall be delivered to Parent no later than 5:00 p.m. New York City time on the second business day following the last day of the Measurement Period (as hereinafter defined). If the Company delivers a timely Termination Notice, Parent shall have the right to give telephonic notice to the Company (the "Top-Up Intent Notice"), followed promptly by written notice, that Parent elects to increase the Exchange Ratio to equal $26.00 divided by the Average Parent Stock Price. Any Top-Up Intent Notice shall be delivered to the Company no later than 5:00 p.m. New York City time on the fourth business day following the last day of the Measurement Period. As used herein, the "Average Parent Stock Price" shall mean the average of the per share closing prices of Parent Common Stock (rounded to the nearest ten thousandth and rounded up in the case of five one-hundred thousandths) on The New York Stock Exchange, Inc. ("NYSE")(as reported in the New York City Edition of The Wall Street Journal or, if not reported thereby, another nationally recognized source) during the ten consecutive trading day period (the "Measurement Period") ending on the sixth trading day prior to the Effective Time. All shares of Parent Common Stock issued pursuant to this Section 2.1(c), together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to
Section 2.7, are referred to herein as the "Merger Consideration".

         SECTION 2.3. THE FIRST SENTENCE OF SECTION 8.5(B) OF THE MERGER AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "(b) In the event that (i) this Agreement is terminated by the Company pursuant to Section 8.3(b) or (ii) an Acquisition Proposal shall have been made to the Company or any of its subsidiaries or any of its stockholders or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its subsidiaries and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a), 8.2(b), 8.4(a), 8.4(b)(i) or, in the case of a willful breach of covenant or agreement by the Company, 8.4(b)(ii) and within 12 months of such termination of this Agreement, any Acquisition Proposal by a third party is consummated by the Company, then, in the case of (i) or (ii), the Company shall pay Parent a termination fee of $30,000,000 in same-day funds, together with interest accrued thereon at a rate equal to the prime rate, as announced by Citibank, N.A. from time to time, plus 2% during the period commencing on the date the termination fee is first payable hereunder."

         SECTION 2.4. THE PREAMBLE TO THE OPTION AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "STOCK OPTION AGREEMENT, dated as of December 20, 1999 (as amended by an Amendment, dated April 3, 2000, this "Agreement"), between The Interpublic Group of Companies, Inc., a Delaware corporation ("Grantee"), and NFO Worldwide, Inc., a Delaware corporation ("Issuer")."

         SECTION 2.5. THE FIRST RECITAL TO THE OPTION AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "WHEREAS, concurrently herewith, the parties are entering into the Agreement and Plan of Merger (as amended by an Amendment, dated April 3, 2000, the "Merger Agreement");"

         SECTION 2.6. SECTION 2(B)(V) OF THE OPTION AGREEMENT SHALL BE AMENDED AND RESTATED IN ITS ENTIRETY, AND SHALL BE REPLACED WITH THE FOLLOWING:

         "(v) the receipt by the Grantee (pursuant to its request) of the sum of $30 million in respect of the termination fee under the Merger Agreement."

         SECTION 2.7. EACH REFERENCE IN SECTION 22 OF THE OPTION AGREEMENT TO "$27.5 MILLION" IS HEREBY REPLACED WITH A REFERENCE TO "$32.5 MILLION".

         SECTION 3.1.

         (A) OTHER THAN AS SET FORTH IN SECTIONS 2.1 THROUGH 2.7, THIS AMENDMENT DOES NOT MODIFY, CHANGE OR DELETE ANY OTHER ADDENDUM, TERM, PROVISION, REPRESENTATION, WARRANTY OR COVENANT (THE "PROVISIONS") RELATING TO OR CONTAINED IN THE MERGER AGREEMENT OR THE OPTION AGREEMENT, AND ALL SUCH PROVISIONS REMAIN IN FULL FORCE AND EFFECT. FOR THE AVOIDANCE OF DOUBT, ALL REFERENCES IN THE MERGER AGREEMENT AND THE OPTION AGREEMENT TO "THE DATE HEREOF" OR "THE DATE OF THIS AGREEMENT" SHALL BE DEEMED TO BE REFERENCES TO THE DATE DECEMBER 20, 1999.

         (B) THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (EXCEPT TO THE EXTENT THAT PROVISIONS OF THE DGCL ARE MANDATORILY APPLICABLE), WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PROVISIONS THEREOF. THIS AMENDMENT MAY BE EXECUTED IN COUNTERPARTS, ALL OF WHICH SHALL BE CONSIDERED ONE AND THE SAME AGREEMENT, AND SHALL BECOME EFFECTIVE WHEN ONE OR MORE COUNTERPARTS HAVE BEEN SIGNED BY EACH OF THE PARTIES AND DELIVERED TO THE OTHER PARTIES.

         (C) THIS AMENDMENT AND ANY OF THE PROVISIONS HEREOF MAY NOT BE AMENDED, ALTERED OR ADDED TO IN ANY MANNER EXCEPT BY A DOCUMENT IN WRITING AND SIGNED BY EACH PARTY.

         IN WITNESS WHEREOF, EACH OF THE PARTIES HAS CAUSED THIS AGREEMENT TO BE DULY EXECUTED ON ITS BEHALF AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN.

                                    THE INTERPUBLIC GROUP OF COMPANIES, INC.

                                    By: _____________________
                                      Name:
                                     Title:


                                    NFO WORLDWIDE, INC.

                                    By: ________________
                                    Name:  William E. Lipner
                                    Title: Chairman, Chief Executive Officer and
                                           President

         INTERPUBLIC AND NFO WORLDWIDE ANNOUNCE REVISED MERGER AGREEMENT


         New York, NY and Greenwich, CT - April 4, 2000 - The Interpublic Group of Companies, Inc. (NYSE: IPG) and NFO Worldwide, Inc. (NYSE: NFO) announced today they have agreed to revised terms relating to their Agreement and Plan of Merger dated as of December 20, 1999.

         On December 20, 1999, Interpublic and NFO had previously announced a definitive agreement whereby The Interpublic Group would acquire NFO in a stock for stock transaction valued at $26 per NFO share. Under the terms of the original agreement, NFO's stockholders were to receive a number of shares of Interpublic stock (the "Exchange Ratio") based upon the average closing price of Interpublic's common stock during the ten trading days ending six business days before the closing date. The Exchange Ratio was subject to a collar, whereby the shares to be received by NFO stockholders were subject to a maximum of .5274 of a share, and a minimum of .3898 of a share, of Interpublic stock for each NFO share. In addition, if the average trading price of Interpublic's stock was below $46.40 per share, NFO was entitled to terminate the transaction, providing that Interpublic declined to adjust the exchange ratio to provide $26 per share in value.

         Under the terms of the revised agreement, the collar on the Exchange Ratio was modified whereby the shares to be received by NFO stockholders are now subject to a maximum of .5503 of a share of Interpublic stock. This modification ensures that NFO stockholders will receive $26 in value if the average trading price of Interpublic's stock is between $47.25, Friday's closing price of Interpublic's stock, and $66.70. In addition, NFO's right to terminate the transaction has been modified so that it is only exercisable if the average trading price of Interpublic's stock is below $44.88. Finally, the parties have agreed to increase the termination fee payable to Interpublic in certain circumstances from $25 million to $30 million.

         NFO also announced today that it had received an unsolicited proposal to be acquired by an unidentified third party for $27.50 per share payable in cash. NFO's Board of Directors had made the determination required under the merger agreement with The Interpublic Group to permit NFO to enter into discussions with, provide non-public information to, and negotiate with this third party. However, during these discussions, the Company determined that it was unable to accept this proposal, as certain terms specified by the potential buyer were unacceptable to the Company. As a result, the NFO Worldwide Board of Directors rejected the offer and also determined that The Interpublic Group revised offer was superior.

           NFO also announced today that its Special Meeting of Shareholders, scheduled for Wednesday, April 5, 2000, will be adjourned prior to taking any actions relating to the previously proposed merger with The Interpublic Group. NFO indicated that it would very shortly distribute supplemental proxy materials to shareholders outlining the revised terms. A new date for the Special Shareholder's meeting has not been finalized, but it is expected to occur on or about April 21, 2000.

         William E. Lipner, Chairman, President and Chief Executive Officer of NFO Worldwide, Inc., commented, "We are very pleased to have agreed to revised terms with our new partners at The Interpublic Group. The Interpublic Group has always been our preferred partner of choice and our close association over the past three months has only heightened that belief. We look forward to promptly closing this transaction and becoming a more fully integrated part of the Interpublic family of companies."

         Philip H. Geier, Jr., Chairman and Chief Executive Officer of The Interpublic Group of Companies, said, "The acquisition of NFO further advances our corporate strategy of providing an array of the world's best and most thoroughly global companies in the marketing communications and marketing information arenas. Expanding our market research resources has been a strategic priority for Interpublic, and in NFO we believe we have found an excellent partner for our agencies and their clients. "

         Geier concluded, "With the addition of NFO, Interpublic now ranks number one or two among our peers in each of our core disciplines; advertising, media buying, relationship (direct) marketing, sales promotion, public relations, sports and event marketing, corporate identity and design, healthcare marketing, e-business consulting and communications, and marketing research. In fact, these specialized marketing service capabilities now represent close to 50% of our revenues - up from less than 10% only six years ago. We believe we are very well positioned to meet the communications and marketing service needs of global, regional and local clients everywhere."

         John J. Dooner, Jr., President and Chief Operating Officer, added "The three months of working together with NFO have heightened our confidence in being able to realize the full potential of this partnership. We're excited about working with Bill and his team to make this a reality."

         The Interpublic Group of Companies, Inc. is one of the largest advertising and marketing communications organizations in the world. Its companies include McCann-Erickson WorldGroup, The Lowe Group/Lowe Lintas Partners Worldwide, DraftWorldwide, Initiative Media Worldwide, International Public Relations, Octagon, Zentropy Partners, Allied Communications Group and other related companies. The shares of The Interpublic Group of Companies, Inc. are listed on the New York Stock Exchange ("IPG"). For further information, visit: http://www.Interpublic.com.


         NFO Worldwide, Inc. (NYSE: NFO) is a leading provider of research-based, marketing information and counsel to the worldwide business community. With over 15,000 full and part-time employees operating in 38 countries; in-depth expertise in all research methodologies; and in-field marketing experience across multiple market sectors, NFO provides clients with trusted insight into the behaviors, attitudes and opinions of customers around the globe. Key services include comprehensive counsel on market evaluation, product development, brand management, customer satisfaction, pricing, distribution, and advertising effectiveness. The Company delivers custom and syndicated marketing information and counsel to over 4,000 clients in key market sectors such as packaged goods and foods, healthcare, financial services, high-tech/telecommunications, travel & leisure, automotive and business to business. NFO is the largest custom marketing research firm in North America, and among the top three in the world. Together with its subsidiary and affiliated companies, NFO is the world's largest provider of Internet-based custom marketing research services. Visit NFO Worldwide on the Web http://www.nfow.com.

         Statements in this press release relating to matters that are not historical facts are forward looking statements. Such forward-looking statements are based on each respective Company's current forecasts and actual results may differ materially. To understand the risks that may affect each Company's future performance, please refer to Part 1 of Interpublic's 1999 Annual Report on Form 10-K filed on March 24, 2000 or part 1 of NFO's 1999 Annual Report on Form 10-K filed on March 29, 2000.


CONTACTS:

Phillip H. Geier, Jr.                                 William E. Lipner

Chairman & CEO                                        Chairman, CEO & President
Interpublic                                           NFO Worldwide, Inc.

(212) 399-8028                                        (203) 618-8500

Sean Orr                                              Patrick G. Healy
Chief Financial Officer                               Chief Financial Officer
Interpublic                                           NFO Worldwide, Inc.
(212) 399-8093                                        (203) 618-8502